Exhibit 3.1f

AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF STEEL DYNAMICS, INC.

A new Article X shall be added to the Amended and Restated Articles of Incorporation of Steel Dynamics, Inc. is as follows:

“ARTICLE X

ELECTION OF DIRECTORS

At each annual meeting of stockholders, the Directors to be elected at the meeting shall be chosen by the majority of the votes cast by the holders of outstanding shares entitled to vote in the election at the meeting, provided a quorum is present; provided, however, that if the number of nominees exceeds the number of Directors to be elected, then Directors shall be elected by the vote of a plurality of the votes cast by the holders of outstanding shares entitled to vote in the election at the meeting, provided a quorum is present. For purposes of this Article X, a “majority of votes cast” shall mean that the number of votes cast “for” a Director’s election exceeds the number of votes cast “against” that Director’s election.”